FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                           For the month of July, 2007
                                  31 July, 2007


                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit


EXHIBIT NO.1    Press release of British Sky  Broadcasting  Group plc
                announcing Offer for Amstrad PLC released on 31 July 2007




  Not for release, publication or distribution in whole or in part in, into or from any jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction



                             RECOMMENDED CASH OFFER

                                       by

                          SKY DIGITAL SUPPLIES LIMITED

                          a wholly-owned subsidiary of

                       BRITISH SKY BROADCASTING GROUP PLC

                                      for

                                  AMSTRAD PLC

Summary

- The Boards of Sky and Amstrad are pleased to announce that they have agreed the terms of a recommended cash offer to be made by Sky Digital Supplies, a wholly-owned subsidiary of Sky, for the entire issued and to be issued share capital of Amstrad.

- The Offer is 150 pence in cash for each Amstrad Share, valuing the entire issued share capital of Amstrad at approximately GBP125.0 million.

- The Offer represents a premium of approximately 23.7 per cent. to the Closing Price of 121.25 pence for each Amstrad Share on 30 July 2007, the last business day prior to the date of this announcement.

- A Loan Note Alternative is being made available to Amstrad Shareholders (other than Restricted Overseas Persons) who validly accept the Offer on the basis of GBP1 in nominal value of Loan Notes for each GBP1 of cash consideration.

The Amstrad Directors, who have been so advised by Rothschild, consider the terms of the Offer to be fair and reasonable and unanimously recommend that Amstrad Shareholders accept the Offer, as the Amstrad Directors have irrevocably undertaken to do (or procure to be done) in respect of their own beneficial interests and holdings (including, in respect of Sir Alan Sugar, those Amstrad Shares held by Amshold Limited, a company controlled by Sir Alan) representing approximately 27.9 per cent. of the issued share capital of Amstrad. In providing advice to the Amstrad Directors, Rothschild has taken into account the commercial assessments of the Amstrad Directors.

Sky has received irrevocable undertakings to accept (or procure the acceptance of) the Offer from the Amstrad Directors, as well as irrevocable undertakings and a letter of intent from certain other Amstrad Shareholders, in respect of, in aggregate, 37,306,097 Amstrad Shares, representing approximately 44.8 per cent. of the issued share capital of Amstrad.

In its capacity as a major supplier to the Sky Group, Amstrad currently designs and develops set-top boxes to the Sky Group's specification and then contracts out the manufacturing to specialists in electronics manufacturing services
(EMS). In the financial year ended 30 June 2007, Amstrad supplied approximately 30 per cent. of the set-top boxes purchased by the Sky Group and Sky believes that the Sky Group accounted for approximately 75 per cent. of Amstrad's revenues.

The acquisition of Amstrad will provide Sky with an in-house design and development capability, which Sky believes will deliver significant operational and financial benefits and enable the Sky Group to source some of its products directly from specialist electronics manufacturers. The acquisition of Amstrad will provide the Sky Group with:

- an in-house product design and development capability, creating significant potential cost savings and facilitating enhanced future technological innovation;

- an ability to accelerate the development of new and more innovative products for customers;

- greater control over product design and technical specification and enhanced flexibility to deliver continual improvement in product quality;

- a significant reduction in procurement costs within its supply chain as margin currently generated by Amstrad on the supply of equipment to the Sky Group will be retained within the Sky business; and

- an expected enhancement to the Sky Group's earnings within the current financial year.1

1 This statement does not constitute a profit forecast and should not be interpreted to mean that earnings per share for the financial year ending 30 June 2008 or any subsequent financial period will necessarily be greater than those for any preceding financial period.

The Offer Document and the Form of Acceptance will be posted to Amstrad Shareholders (and, for information only, to Amstrad Optionholders) today. Copies of the Offer Document and the Form of Acceptance will be available from Capita Registrars at Corporate Actions, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU and from Merrill Lynch at Merrill Lynch Financial Centre, 2 King Edward Street, London EC1A 1HQ.

Commenting on the Offer, Sky's Chief Executive Officer, James Murdoch, said:

"Sky and Amstrad have had a long and positive relationship. The acquisition accelerates supply chain improvement and will help us to drive innovation and efficiency for the benefit of our customers."

Commenting on the Offer, Amstrad's Chairman and Chief Executive, Sir Alan Sugar, said:

"Amstrad has worked closely with Sky for many years and I cannot imagine a better home for the Amstrad business and its talented people. Our companies share the entrepreneurial spirit of bringing innovation to the largest number of customers. Sky is a great British success story. I'm proud to have worked so closely with it, and I look forward to continuing to play a part in this exciting business."

Enquiries

Sky

Analysts / Investors:
Andrew Griffith
+44 (0) 20 7705 3000
Robert Kingston
+44 (0) 20 7705 3000

Press:

Robert Fraser
+44 (0) 20 7705 3000



Merrill Lynch
(Financial adviser to Sky)



Mark Astaire
+44 (0) 20 7628 1000
Simon Gorringe
+44 (0) 20 7628 1000

Amstrad

Martin Bland
+44 (0) 1277 228888

Frank PR
(Public relations adviser to Amstrad)



Graham Goodkind
+44 (0) 20 7693 6966

Rothschild
(Financial adviser to Amstrad)


Robert Leitao
+44 (0) 20 7280 5000




Rule 2.10



In accordance with Rule 2.10 of the Code, Amstrad confirms that it has 83,315,826 ordinary shares of 10 pence each in issue and admitted to trading on the London Stock Exchange.

The ISIN code for these securities is GB0000953850.

Further information

This summary should be read in conjunction with the full text of the following announcement. Terms used in this summary shall have the meaning given to them in the full announcement.

The conditions to which the Offer will be subject are set out in Appendix 1 to this announcement. Appendix 3 to this announcement contains definitions of certain expressions used in this announcement.

For further information on Sky and Amstrad, please see www.sky.com and www.amstrad.com, respectively.

This announcement does not constitute, or form part of, an offer or solicitation of any offer to sell or an invitation to purchase any securities or the solicitation of an offer to buy any securities, pursuant to the Offer or otherwise. The Offer will be made solely by the Offer Document and the Form of Acceptance, which contain the full terms and conditions of the Offer, including details of how the Offer may be accepted. Any acceptance or other response to the Offer should be made on the basis of the information in the Offer Document and the Form of Acceptance.

The availability of the Offer to persons who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are located. Persons who are not resident in the United Kingdom should inform themselves about, and observe, any applicable legal or regulatory requirements.

The release, publication or distribution of this announcement in jurisdictions other than the UK may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the UK should inform themselves about, and observe, any applicable requirements. Any failure to comply with the applicable requirements may constitute a violation of the securities laws of any such jurisdiction. This announcement has been prepared for the purpose of complying with English law and the Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside the UK.

Any person (including, without limitation, any custodian, nominee or trustee) who would, or otherwise intends to, or who may have a contractual or legal obligation to, forward this announcement and/or the Offer Document and/or any other related document to any jurisdiction outside the UK should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdiction.

Further details in relation to overseas shareholders are contained in the Offer Document.

The Loan Notes will not be listed on any stock exchange and have not been, and will not be, registered under the United States Securities Act of 1933, as amended, or under any relevant securities laws of any state of the United States and the relevant clearances have not been, and will not be, obtained from the regulatory authority of any province or territory of Canada. In addition, no prospectus in relation to the Loan Notes has been, or will be, lodged with or registered by the Australian Securities and Investments Commission and no steps have been, nor will be, taken to enable the Loan Notes to be offered in compliance with the applicable securities laws of Japan, New Zealand or any other country or jurisdiction outside the United Kingdom. The Loan Notes will not be offered, sold, resold, delivered or distributed, directly or indirectly, in or into the United States, Canada, Australia, New Zealand or Japan or any other jurisdiction if to do so would constitute a violation of the relevant laws in such jurisdiction.

This announcement contains certain forward-looking statements, including statements regarding the Sky Group's plans, objectives and expected performance.
  Such statements relate to events and depend on circumstances that will occur in the future and are subject to risks, uncertainties and assumptions. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements including, among others, the enactment of legislation or regulation that may impose costs or restrict activities; the re-negotiation of contracts or licences; fluctuations in demand and pricing in the media industry; fluctuations in exchange controls; changes in government policy and taxations; industrial disputes; war and terrorism. Information on some risks and uncertainties are described in the "Risk Factors" section of Sky's Annual Report for the year ended 30 June 2007. Copies of the Annual Report are available on request from Sky or from Sky's web page at www.sky.com/corporate. These forward-looking statements speak only as at the date of this announcement.

Rule 8 disclosures

Under the provisions of Rule 8.3 of the Code, if any person is or becomes "interested" (directly or indirectly) in one per cent. or more of any class of "relevant securities" of Amstrad, all "dealings" in any "relevant securities" of Amstrad by such person (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 p.m. (London time) on the business day following the date of the relevant transaction. This requirement will continue until the date on which the Offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Amstrad, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all dealings in "relevant securities" of Amstrad, by Sky Digital Supplies or Amstrad, or by any of their respective "associates" (within the meaning of the Code), must be disclosed by no later than 12.00 noon (London time) on the business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website.

If you are in any doubt as to the application of Rule 8 to you, please contact an independent financial adviser authorised under the Financial Services and Markets Act 2000, consult the Panel's website at www.thetakeoverpanel.org.uk or contact the Panel by telephone (+44 (0) 20 7638 0129) or by fax (+44 (0) 20 7236
7013).

Merrill Lynch is acting exclusively as financial adviser to Sky and Sky Digital Supplies and no one else in connection with the Offer and this announcement and will not be responsible to anyone other than Sky and Sky Digital Supplies for providing the protections afforded to clients of Merrill Lynch, nor for providing advice in connection with the Offer or this announcement or any matter referred to in this announcement.

Rothschild is acting exclusively as financial adviser to Amstrad and no one else in connection with the Offer and this announcement and will not be responsible to anyone other than Amstrad for providing the protections afforded to clients of Rothschild, nor for providing advice in connection with the Offer or this announcement or any matter referred to in this announcement.




  Not for release, publication or distribution in whole or in part in, into or from any jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction

                             RECOMMENDED CASH OFFER

                                       by

                          SKY DIGITAL SUPPLIES LIMITED

                          a wholly-owned subsidiary of

                       BRITISH SKY BROADCASTING GROUP PLC

                                      for

                                  AMSTRAD PLC

1.                  Introduction

The Boards of Sky and Amstrad are pleased to announce that they have agreed the terms of a recommended cash offer to be made by Sky Digital Supplies, a wholly-owned subsidiary of Sky, for the entire issued and to be issued share capital of Amstrad.

2.                  The Offer

The Offer, which is on the terms and conditions set out in Appendix 1 to this announcement and is subject to the further terms set out in the Offer Document and the Form of Acceptance, is being made on the following basis:

               for each Amstrad Share                      150 pence in cash

The Offer values the entire issued share capital of Amstrad at approximately GBP125.0 million and represents a premium of approximately 23.7 per cent. to the Closing Price of 121.25 pence for each Amstrad Share on 30 July 2007, the last business day prior to the date of this announcement.

The Offer includes a Loan Note Alternative which is being made available to Amstrad Shareholders (other than Restricted Overseas Persons) who validly accept the Offer on the basis of GBP1 in nominal value of Loan Notes for each GBP1 of cash consideration.

The Amstrad Shares to be acquired pursuant to the Offer will be acquired fully paid and free from all liens, equities, charges, encumbrances, rights of pre-emption and any other third party rights or interests whatsoever and together with all rights now or hereafter attaching thereto, including voting rights and, without limitation, the right to receive and retain in full all dividends and other distributions (if any) declared, made or paid on or after the date of this announcement.

3.                  The Loan Note Alternative

As an alternative to all or part of the cash consideration to which they would otherwise be entitled under the Offer, Amstrad Shareholders (other than Restricted Overseas Persons) who validly accept the Offer will be entitled to elect to receive Loan Notes to be issued by Sky Digital Supplies on the following basis:

 for each GBP1 of cash consideration        GBP1 in nominal value of Loan Notes

The Loan Notes will be issued by Sky Digital Supplies, credited as fully paid, in amounts and multiples of GBP1 in nominal value. The Loan Notes will constitute direct, unsecured and unsubordinated obligations of Sky Digital Supplies and will be guaranteed as to the payment of principal (but not any interest payable on the principal) by The Royal Bank of Scotland plc until 30 September 2012 and, subsequently, by Sky. Entitlements to Loan Notes will be rounded down to the nearest pound and the balance of the consideration will be disregarded and not paid. The Loan Notes will not be transferable (other than by a noteholder to a spouse/civil partner, parent, child, certain family members or a family trust of any of them or by way of security to a bank or financial institution) and no application will be made for them to be listed on, or dealt on, any stock exchange or other trading facility.

Unless Sky Digital Supplies otherwise determines, no Loan Notes will be issued unless, by the time the Offer becomes or is declared unconditional in all respects, valid elections for the Loan Note Alternative have been received which will result in the issue of at least GBP5 million in nominal value of Loan Notes. If insufficient elections are received, Amstrad Shareholders who have validly accepted the Offer and who elect for the Loan Note Alternative will, instead, receive cash in accordance with the terms of the Offer.

Subject to this, the Loan Note Alternative will remain open for acceptance for so long as the Offer remains open for acceptance. The Loan Note Alternative is conditional on the Offer becoming or being declared unconditional in all respects.

The Loan Notes will bear interest from the date of issue, payable in arrears (less any applicable tax), in half-yearly instalments on 31 March and 30 September in each year. For the period from the date of issue of the Loan Notes until 29 September 2012, interest will be payable at a rate equal to one per cent. per annum below LIBOR and, subsequently, at a rate of 0.5 per cent. per annum below LIBOR, in each case to be determined on the first business day of each interest period. The first interest period will be in respect of the period commencing on the issue of a Loan Note up to (but excluding) 31 March 2008.

Holders of the Loan Notes will have the option to redeem all or any part (being GBP500 in nominal value or any integral multiple thereof or, to the extent that it is less than GBP500, any outstanding balance) of their Loan Notes on six months' notice, commencing on 31 March 2008 (provided that date is at least six months after issue of the Loan Notes) and thereafter at half-yearly intervals on 31 March and 30 September each year. If at any time the aggregate principal value of all outstanding Loan Notes that have not been repaid, purchased or cancelled is less than GBP5 million, the Loan Notes may be redeemed by Sky Digital Supplies on not less than 30 days' written notice provided that the Loan Notes which are to be so redeemed have been in issue for more than six months.

If not previously redeemed, all outstanding Loan Notes will be redeemed on 30 September 2017.

The Loan Notes will not be listed on any stock exchange and have not been, and will not be, registered under the United States Securities Act of 1933, as amended, or under any relevant securities laws of any state of the United States and the relevant clearances have not been, and will not be, obtained from the regulatory authority of any province or territory of Canada. In addition, no prospectus in relation to the Loan Notes has been, or will be, lodged with or registered by the Australian Securities and Investments Commission and no steps have been, nor will be, taken to enable the Loan Notes to be offered in compliance with the applicable securities laws of Japan, New Zealand or any other country or jurisdiction outside the United Kingdom. The Loan Notes will not be offered, sold, resold, delivered or distributed, directly or indirectly, in or into the United States, Canada, Australia, New Zealand or Japan or any other jurisdiction if to do so would constitute a violation of the relevant laws in such jurisdiction.

An application for clearance in respect of the Loan Notes will be made to HM Revenue & Customs by Amstrad under section 138 of the Taxation of Chargeable Gains Act 1992. Neither the Offer nor the Loan Note Alternative are conditional on such clearance being obtained.

Merrill Lynch has advised that, based on market conditions on 27 July 2007 (being the latest practicable date prior to this announcement), in its opinion the value of the Loan Notes (if the Loan Notes had then been in issue) would have been not less than 99 pence for each GBP1 of nominal value.

Further details of the terms of the Loan Notes are contained in the Offer Document.

4.                  Recommendation

The Amstrad Directors, who have been so advised by Rothschild, consider the terms of the Offer to be fair and reasonable and unanimously recommend that Amstrad Shareholders accept the Offer, as the Amstrad Directors have irrevocably undertaken to do (or procure to be done) in respect of their own beneficial interests and holdings (including, in respect of Sir Alan Sugar, those Amstrad Shares held by Amshold Limited, a company controlled by Sir Alan). In providing advice to the Amstrad Directors, Rothschild has taken into account the commercial assessments of the Amstrad Directors.

5.                  Irrevocable undertakings and letter of intent

Sky has received irrevocable undertakings to accept (or procure the acceptance of) the Offer from the Amstrad Directors in respect of their beneficial shareholdings (including, in respect of Sir Alan Sugar, those Amstrad Shares held by Amshold Limited, a company controlled by Sir Alan) amounting to, in aggregate, 23,228,887 Amstrad Shares, representing approximately 27.9 per cent. of the issued share capital of Amstrad.

Sky has also received an irrevocable undertaking and a letter of intent to accept (or procure the acceptance of) the Offer from certain other Amstrad Shareholders in respect of, in aggregate, 14,077,210 Amstrad Shares, representing approximately 16.9 per cent. of the issued share capital of Amstrad.

Accordingly, Sky has received irrevocable undertakings and a letter of intent to accept (or procure the acceptance of) the Offer in respect of, in aggregate, 37,306,097 Amstrad Shares, representing approximately 44.8 per cent. of the issued share capital of Amstrad.

Further details of the irrevocable undertakings and the letter of intent are set out in Appendix 2 to this announcement.

6.                  Background to and reasons for recommending the Offer

Amstrad's main activity is the design development, marketing and distribution of satellite, telecommunications and other consumer electronic products. Over the course of its history, Amstrad has sold a wide range of products including telephones, audio equipment, satellite receivers and televisions. Amstrad has continuously adapted its product range and expertise and sought out new products and services to maximise margins as these markets have come under pricing pressure from low-cost producers in the Far East. Amstrad's current activities comprise:

Satellite set-top receivers

In 1997, through Sir Alan Sugar's longstanding personal relationship with Sky, Amstrad entered the contract manufacturing business with its first Sky satellite receiver contract. This was the result of Amstrad's decision to move away from retail sales of mass market consumer electronic products, with their declining margins, and concentrate instead on products for non-retail trade customers. These customers require bespoke electronic products for their businesses, allowing Amstrad to concentrate on efficient design development and low-cost manufacturing for a small number of high volume contracts.

The development of bespoke digital set-top boxes is time-consuming and requires highly skilled personnel and therefore the potential order volume and margin has to be carefully considered before embarking on any new contract. While there are many potential markets and customers, Amstrad has been rigorous in applying these criteria in order to avoid taking on contracts which are, ultimately, unlikely to prove profitable.

As a result, Amstrad currently designs, develops and sells standard definition and/or high definition set-top boxes and PVR set-top boxes to only two major satellite broadcaster customers, Sky and Sky Italia. Despite enjoying good working relationships with both of these customers, the Amstrad Directors recognise the vulnerability of the reliance on just two customers.

E-mailer phone

Between 2000 and 2006, Amstrad developed and sold a number of different versions of the e-mailer phone, a fixed line telephone that provides customers with e-mail and internet access. Amstrad's business model for the product was to sell the phone below cost with a continuing revenue stream derived from usage of the phone by the installed base. In the year ended 30 June 2006, as a result of the threat from the increasing affordability of home computers, Amstrad made the strategic decision to cease development and production of the phones and all of the Amstrad Group's remaining e-mailer inventory was sold. The e-mailer business since then has comprised solely ongoing usage revenue from the installed user base which continues to generate significant, but gradually declining, profitable revenue from e-mail, internet access, SMS, downloading of ringtones and advertising.

Hong Kong business

The primary function of Amstrad's Hong Kong business is to act as a local support for the manufacture and administration of the delivery of other products for the Amstrad Group. It also designs, manufactures and sells audio products to the US and European markets, which generates a marginal profit.

Discussions with Sky

As a result of their close working relationship with Sky, the Amstrad Directors came to believe that it would be a logical business step for Sky to take full in-house control of its future hardware and software development and manufacturing. Whilst it would take Sky considerable time and expense to acquire the necessary skills in engineering, product development and manufacturing, if Sky decided to pursue such a strategy, it was clear that the long-term future of Amstrad could be under threat from the potential loss of its largest customer, which would be difficult to replace.

Consequently, the Amstrad Directors concluded that now is the right time for Amstrad to become a part of a larger organisation and therefore decided to engage in discussions with Sky regarding the significant operational and financial opportunity an offer for Amstrad would represent for Sky.

The Offer

Amstrad Shareholders have, to date, enjoyed increasing annual dividend payments over a number of years, as well as the special dividend of 32 pence for each Amstrad Share that was paid by Amstrad on 8 December 2006. This Offer gives Amstrad Shareholders the opportunity to achieve, in addition, a significant premium to the current share price of Amstrad. The Amstrad Directors believe this represents excellent value in view of the uncertainty of Amstrad's future as an independent company, as well as securing the futures of Amstrad's very loyal and highly skilled staff.

Accordingly, the Amstrad Directors have concluded that the terms of the Offer are fair and reasonable and unanimously recommend that Amstrad Shareholders accept the Offer, as the Amstrad Directors have irrevocably undertaken to do (or procure to be done) in respect of their own beneficial interests and holdings (including, in respect of Sir Alan Sugar, those Amstrad Shares held by Amshold Limited, a company controlled by Sir Alan).

7.                  Background to and reasons for the Offer

The Sky Group currently purchases all of the set-top boxes it supplies to its DTH customers from third party suppliers such as Amstrad. The suppliers from whom the Sky Group currently purchases set-top boxes undertake the design of the product to Sky's specification but the suppliers contract out the majority of the actual manufacture to companies specialising in electronics manufacturing services (EMS). The majority of products sourced by the Sky Group have now reached a level of maturity where Sky believes that sourcing directly from EMS will be able to deliver it significant financial and operational benefits. In order to be able to do this, Sky requires certain new skills to be brought in-house, and the acquisition of Amstrad will be a significant step in acquiring these capabilities.

Amstrad has been a major supplier to the Sky Group for a number of years and is currently supplying both standard Digiboxes and Sky+. In the financial year ended 30 June 2007, Amstrad supplied approximately 30 per cent. of the set-top boxes purchased by the Sky Group and Sky believes that the Sky Group accounted for approximately 75 per cent. of Amstrad's revenues. Sky believes that the skills and experience that Amstrad possesses provide the most efficient mechanism to implement an EMS strategy.

Sky expects that an EMS strategy will significantly reduce procurement costs within its supply chain, whilst offering the Sky Group the chance to capture the margin currently generated by Amstrad in the supply of set-top boxes to the Sky Group and from its other business activities. Furthermore, Sky believes that an EMS strategy will give it improved control over product design and specification and enhanced flexibility to deliver continual improvements in product quality.

Sky also believes that Amstrad's software and hardware design and development expertise will enhance the Sky Group's ability to rapidly develop new products incorporating an even wider range of innovative technologies, thus accelerating the delivery to its customers of the next generation of entertainment and communications services. It will also give Sky greater control over the development of products already in the pipeline.

Sky expects the acquisition will be earnings enhancing within the current financial year.(1)

8.                  Information on Sky

The Sky Group currently owns, operates, distributes and retails 25 Sky television channels including Sky One, Sky Sports, Sky News and Sky Movies (or 28 channels including multiplex versions of the Sky television channels, but excluding simulcast channels and the business channels, Sky Venue and the Pub Channel). In addition, the Sky Group currently retails 133 third party television channels to its DTH subscribers and holds equity interests in a number of joint venture channels.

At 30 June 2007, there were approximately 8,582,000 DTH subscribers to the Sky Group television service, 716,000 Sky Broadband customers and 526,000 Sky Talk customers.

In its audited accounts for the year ended 30 June 2007, the Sky Group reported revenue of GBP4,551 million (2006: GBP4,148 million) and profit before taxation of GBP724 million (2006: GBP798 million). As at 30 June 2007, the Sky Group had net assets of GBP47 million.

9.                  Information on Amstrad

Amstrad currently designs, develops and sells standard definition and/or high-definition set-top boxes and PVR set-top boxes to two major satellite broadcaster customers. In addition, Amstrad derives a revenue stream from the ongoing usage of its installed e-mailer phone customer base and owns a Hong Kong business which designs, manufactures and sells audio products to the US and Europe.

10.              Management and employees

Sky attaches great importance to the skills and experience of the existing management and employees of Amstrad and believes that opportunities for them will be enhanced in the event that the Offer becomes or is declared unconditional in all respects.

Sky has given assurances to Amstrad that the existing employment rights of the management and employees of Amstrad will be fully safeguarded upon the Offer becoming or being declared unconditional in all respects.

The Amstrad Directors, other than Sir Alan Sugar, will resign as directors of Amstrad upon the Offer becoming or being declared unconditional in all respects, although it is intended that all the executive directors (being Sir Alan Sugar, Simon Sugar, Martin Bland, Ian Saward and John Beattie) will continue in their current management positions. Martin Bland will also step down as company secretary of Amstrad. James Murdoch and Jeremy Darroch will be appointed as directors of Amstrad upon the Offer becoming or being declared unconditional in all respects.

Sky does not currently anticipate that the Offer, if successful, will have any significant adverse impact on its own employees.

11.              Amstrad Share Option Scheme

The Offer is being extended to any Amstrad Shares which are issued or unconditionally allotted and fully paid (or credited as fully paid) while the Offer remains open for acceptance (or, subject to the Code, by such earlier date as Sky or Sky Digital Supplies may decide), including Amstrad Shares issued pursuant to the exercise of options granted under the Amstrad Share Option Scheme or otherwise.

If the Offer becomes or is declared unconditional in all respects, to the extent options remain unexercised or have not lapsed, Sky Digital Supplies will make appropriate proposals to the participants in the Amstrad Share Option Scheme at that time.

12.              Financing of the Offer

The Offer will be financed from the Sky Group's existing cash resources.

Merrill Lynch is satisfied that Sky Digital Supplies has the necessary financial resources available to satisfy full acceptance of the Offer. Full acceptance of the Offer, based on 83,315,826 Amstrad Shares in issue at the date of this announcement and a further 278,833 Amstrad Shares being issued, assuming the exercise of all outstanding options under the Amstrad Share Option Scheme which have an exercise price at or below the Offer price of 150 pence for each Amstrad Share, would involve a maximum cash payment of approximately GBP125.4 million.

13.              Compulsory acquisition, de-listing and cancellation of trading

Upon the Offer becoming or being declared unconditional in all respects and sufficient acceptances having been received, Sky Digital Supplies intends to apply the provisions of sections 979 to 991 (inclusive) of the Companies Act 2006 to acquire compulsorily the remaining Amstrad Shares on the same terms as the Offer. If the Offer becomes or is declared unconditional in all respects, Sky Digital Supplies intends to procure that Amstrad applies to the UK Listing Authority for the cancellation of listing of Amstrad Shares on the Official List and to the London Stock Exchange for the cancellation of admission to trading of Amstrad Shares on its market for listed securities. Such cancellation of listing and admission to trading will take effect no earlier than 20 business days after (a) Sky Digital Supplies has by virtue of its shareholding (if any) and acceptances under the Offer, acquired or agreed to acquire 75 per cent. of the issued share capital of Amstrad or (b) the first date of issue of compulsory acquisition notices under section 979 of the Companies Act 2006.

The cancellation of listing and admission to trading of Amstrad Shares would significantly reduce the liquidity and marketability of any Amstrad Shares not assented to the Offer.

14.              Offer Document and Form of Acceptance

The Offer Document and Form of Acceptance will be posted today to Amstrad Shareholders (and, for information purposes, to Amstrad Optionholders). Copies of the Offer Document and the Form of Acceptance will be available from Capita Registrars at Corporate Actions, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU and from Merrill Lynch at Merrill Lynch Financial Centre, 2 King Edward Street, London EC1A 1HQ.

If you are in any doubt as to the action you should take, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser duly authorised under the Financial Services and Markets Act 2000 if you are resident in the United Kingdom or, if not, from another appropriately authorised independent financial adviser.

15.              General

Neither Sky Digital Supplies nor any of its directors, nor to the best of Sky Digital Supplies' knowledge and belief, any person acting in concert with Sky Digital Supplies is interested in or has any rights to subscribe for any Amstrad Shares or has borrowed or lent any Amstrad Shares, nor does any such person have any short position whether conditional or absolute and whether in the money or otherwise (including a short position under a derivative) or any arrangement in relation to Amstrad Shares. For these purposes, "interest" includes any long economic exposure, whether conditional or absolute, to changes in the price of securities and a person is treated as having an "interest" by virtue of the ownership or control of securities or by virtue of any options (including traded options) in respect of, or derivatives referenced to, securities and "arrangement" includes any agreement to sell or any delivery obligation or right to require another person to purchase or take delivery of Amstrad Shares and also includes any indemnity or option arrangement, any agreement or understanding, formal or informal, of whatever nature relating to Amstrad Shares which may be an inducement to deal or refrain from dealing in such securities.





Enquiries

Sky

Analysts/Investors:
Andrew Griffith
+44 (0) 20 7705 3000
Robert Kingston
+44 (0) 20 7705 3000

Press:

Robert Fraser
+44 (0) 20 7705 3000

Merrill Lynch
(Financial adviser to Sky)



Mark Astaire
+44 (0) 20 7628 1000
Simon Gorringe
+44 (0) 20 7628 1000



Amstrad

Martin Bland
+44 (0) 1277 228888



Frank PR
(Public relations adviser to Amstrad)



Graham Goodkind
+44 (0) 20 7693 6966

Rothschild
(Financial adviser to Amstrad)



Robert Leitao
+44 (0) 20 7280 5000



Rule 2.10

In accordance with Rule 2.10 of the Code, Amstrad confirms that it has 83,315,826 ordinary shares of 10 pence each in issue and admitted to trading on the London Stock Exchange.

The ISIN code for these securities is GB0000953850.







Further information

The conditions to which the Offer is subject are set out in Appendix 1 to this announcement. Appendix 3 to this announcement contains definitions of certain expressions used in this announcement.

For further information on Sky and Amstrad, please see www.sky.com and www.amstrad.com, respectively.

This announcement does not constitute, or form part of, an offer or solicitation of any offer to sell or an invitation to purchase any securities or the solicitation of an offer to buy any securities, pursuant to the Offer or otherwise. The Offer will be made solely by the Offer Document and the Form of Acceptance, which contains the full terms and conditions of the Offer, including details of how the Offer may be accepted. Any acceptance or other response to the Offer should be made on the basis of the information in the Offer Document and the Form of Acceptance.

The availability of the Offer to persons who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are located. Persons who are not resident in the United Kingdom should inform themselves about, and observe, any applicable legal or regulatory requirements.

The release, publication or distribution of this announcement in jurisdictions other than the UK may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the UK should inform themselves about, and observe, any applicable requirements. Any failure to comply with the applicable requirements may constitute a violation of the securities laws of any such jurisdiction. This announcement has been prepared for the purpose of complying with English law and the Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside the UK.

Any person (including, without limitation, any custodian, nominee or trustee) who would, or otherwise intends to, or who may have a contractual or legal obligation to, forward this announcement and/or the Offer Document and/or any other related document to any jurisdiction outside the UK should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdiction.

Further details in relation to overseas shareholders are contained in the Offer Document.

The Loan Notes will not be listed on any stock exchange and have not been, and will not be, registered under the United States Securities Act of 1933, as amended, or under any relevant securities laws of any state of the United States and the relevant clearances have not been, and will not be, obtained from the regulatory authority of any province or territory of Canada. In addition, no prospectus in relation to the Loan Notes has been, or will be, lodged with or registered by the Australian Securities and Investments Commission and no steps have been, nor will be, taken to enable the Loan Notes to be offered in compliance with the applicable securities laws of Japan, New Zealand or any other country or jurisdiction outside the United Kingdom. The Loan Notes will not be offered, sold, resold, delivered or distributed, directly or indirectly, in or into the United States, Canada, Australia, New Zealand or Japan or any other jurisdiction if to do so would constitute a violation of the relevant law in such jurisdiction.

This announcement contains certain forward-looking statements, including statements regarding the Sky Group's plans, objectives and expected performance.
  Such statements relate to events and depend on circumstances that will occur in the future and are subject to risks, uncertainties and assumptions. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements including, among others, the enactment of legislation or regulation that may impose costs or restrict activities; the re-negotiation of contracts or licences; fluctuations in demand and pricing in the media industry; fluctuations in exchange controls; changes in government policy and taxations; industrial disputes; war and terrorism. Information on some risks and uncertainties are described in the "Risk Factors" section of Sky's Annual Report for the year ended 30 June 2007. Copies of the Annual Report are available on request from Sky or from Sky's web page at www.sky.com/corporate. These forward-looking statements speak only as at the date of this announcement.

Rule 8 disclosures

Under the provisions of Rule 8.3 of the Code, if any person is or becomes "interested" (directly or indirectly) in one per cent. or more of any class of "relevant securities" of Amstrad, all "dealings" in any "relevant securities" of Amstrad by such person (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 p.m. (London time) on the business day following the date of the relevant transaction. This requirement will continue until the date on which the Offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Amstrad, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all dealings in "relevant securities" of Amstrad, by Sky Digital Supplies or Amstrad or by any of their respective "associates" (within the meaning of the Code), must be disclosed by no later than 12.00 noon (London time) on the business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website.

If you are in any doubt as to the application of Rule 8 to you, please contact an independent financial adviser authorised under the Financial Services and Markets Act 2000, consult the Panel's website at www.thetakeoverpanel.org.uk or contact the Panel by telephone (+44 (0) 20 7638 0129) or by fax (+44 (0) 20 7236
7013).

Merrill Lynch is acting exclusively as financial adviser to Sky and Sky Digital Supplies and no one else in connection with the Offer and this announcement and will not be responsible to anyone other than Sky and Sky Digital Supplies for providing the protections afforded to clients of Merrill Lynch, nor for providing advice in connection with the Offer or this announcement or any matter referred to in this announcement.

Rothschild is acting exclusively as financial adviser to Amstrad and no one else in connection with the Offer and this announcement and will not be responsible to anyone other than Amstrad for providing the protections afforded to clients of Rothschild, nor for providing advice in connection with the Offer or this announcement or any matter referred to in this announcement.

Appendix 1

Conditions and Certain Further Terms of the Offer

The Offer will be subject to the following conditions:

(a) valid acceptances being received (and not, where permitted, withdrawn) by 3.00 p.m. on the first closing date of the Offer (the First Closing Date) or such later time(s) and/or date(s) as the Offeror may, with the consent of the Panel or in accordance with the Code, decide in respect of not less than 90 per cent. in nominal value (or such lesser percentage as the Offeror may decide) of the Amstrad Shares to which the Offer relates, provided that this condition will not be satisfied unless the Offeror shall have acquired, or agreed to acquire, pursuant to the Offer or otherwise, Amstrad Shares carrying more than 50 per cent. of the voting rights normally exercisable at a general meeting of Amstrad, including for this purpose (to the extent, if any, required by the Panel) any such voting rights attaching to any Amstrad Shares that are unconditionally allotted or issued before the Offer becomes or is declared unconditional as to acceptances whether pursuant to the exercise of any outstanding subscription or conversion rights or otherwise and for the purposes of this condition:

(i) Amstrad Shares which have been unconditionally allotted but not issued shall be deemed to carry the voting rights they will carry on issue; and

(ii) the expression Amstrad Shares to which the Offer relates shall be construed in accordance with sections 974 to 991 of the Companies Act 2006;

(b) the Office of Fair Trading or the appropriate Minister in the United Kingdom indicating, in terms satisfactory to the Offeror, that the proposed acquisition of the entire issued and to be issued share capital of Amstrad by the Offeror or any matter arising therefrom (including, but not limited to, any public interest consideration) or related thereto will not be referred to the Competition Commission and the deadline for appealing such a decision to the Competition Appeal Tribunal having expired without such an appeal having been made;

(c) no government or governmental, quasi-governmental, supranational, statutory or regulatory body or association, institution or agency (including any trade agency) or any court or other body (including any professional or environmental body) or person in any jurisdiction (each a Relevant Authority) having decided to take, instituted or threatened any action, proceeding, suit, investigation, enquiry or reference or enacted, made or proposed and there not continuing to be outstanding any statute, regulation, order or decision that would or might:

(i) make the Offer or the acquisition or the proposed acquisition of any shares in, or control of, Amstrad by the Offeror void, unenforceable or illegal or directly or indirectly prohibit or otherwise materially restrict, delay or interfere with the implementation of, or impose material additional conditions or obligations with respect thereto, or require material amendment therof, or otherwise challenge or interfere with, the Offer or the acquisition of any shares in, or control of, Amstrad by the Offeror;

(ii) require, prevent or delay the divestiture (or alter the terms of any proposed divestiture) by the Wider Sky Group or the Wider Amstrad Group of all or any material part of their respective businesses, assets or properties or impose any limitation on their ability to conduct all or any part of their respective businesses and to own any of their respective assets or properties;

(iii) impose any limitation on, or result in any delay in, the ability of any member of the Wider Sky Group to acquire or hold or to exercise effectively, directly or indirectly, all or any rights of ownership of shares or other securities (or the equivalent) in, or to exercise management control over, any member of the Wider Amstrad Group or on the ability of any member of the Wider Amstrad Group to hold or exercise effectively, directly or indirectly, all or any rights of ownership of shares or other securities (or the equivalent) in, or to exercise management control over, any other member of the Wider Amstrad Group;

(iv) require any member of the Wider Sky Group or of the Wider Amstrad Group to acquire or offer to acquire any shares or other securities (or the equivalent) in any member of the Wider Amstrad Group or any member of the Wider Sky Group;

(v) impose any material limitation on the ability of any member of the Wider Sky Group or the Wider Amstrad Group to integrate or co-ordinate its business, or any part of it, with the businesses or any part of the businesses of any other member of the Wider Sky Group and/or the Wider Amstrad Group; or

(vi) otherwise materially and adversely affect the business, assets, financial or trading position or profits or prospects of any member of the Wider Sky Group or of the Wider Amstrad Group,

and all applicable waiting and other time periods during which any such Relevant Authority could decide to take, institute or threaten any such action, proceeding, suit, investigation, enquiry or reference having expired, lapsed or been terminated;

(d) all necessary notifications and filings having been made and all appropriate waiting periods (including any extensions thereof) under any applicable legislation or regulation of any jurisdiction having expired, lapsed or been terminated in each case in respect of the Offer and the acquisition of any shares in, or control of, Amstrad by the Offeror and all authorisations, orders, grants, recognitions, confirmations, licences, consents, clearances, permissions and approvals (authorisations) necessary or appropriate in any jurisdiction for or in respect of the Offer and the proposed acquisition of any shares in, or control of, Amstrad by the Offeror being obtained in terms and in a form satisfactory to the Offeror from appropriate Relevant Authorities or from any persons or bodies with whom any member of the Wider Sky Group or the Wider Amstrad Group has entered into contractual arrangements that are material in the context of the Wider Amstrad Group taken as a whole and such authorisations together with all material authorisations necessary or appropriate for any member of the Wider Amstrad Group to carry on its business remaining in full force and effect at the time at which the Offer becomes unconditional in all respects and no intimation of any intention to revoke, suspend, restrict or modify or not to renew any of the same having been made and all necessary statutory or regulatory obligations in any jurisdiction having been complied with;

(e) except as publicly announced by Amstrad by the delivery of an announcement to a Regulatory Information Service or fairly disclosed by Amstrad to the Offeror or its advisers, in each case prior to the date of this announcement, there being no provision of any agreement, arrangement, licence or other instrument to which any member of the Wider Amstrad Group is a party or by or to which any such member or any of its assets is or may be bound, entitled or subject which, as a result of the making or implementation of the Offer or the acquisition or proposed acquisition by the Offeror of any shares in, or change in the control or management of, Amstrad or otherwise, would or might result in (in any case to an extent which is materially adverse in the context of the Wider Amstrad Group taken as a whole):

(i) any monies borrowed by or any other indebtedness (actual or contingent) of any such member of the Wider Amstrad Group becoming repayable or capable of being declared repayable immediately or earlier than the stated repayment date or the ability of such member to borrow monies or incur any indebtedness being withdrawn or inhibited;

(ii) the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any such member of the Wider Amstrad Group or any such security interest (whenever arising or having arisen) becoming enforceable;

(iii) any assets or interest of any such member of the Wider Amstrad Group being or falling to be disposed of or charged or any right arising under which any such asset or interest could be required to be disposed of or charged other than in the ordinary course;

(iv) the interest or business of any such member of the Wider Amstrad Group in or with any other person, firm or company (or any agreements or arrangements relating to such interest or business) being terminated or adversely modified or affected;

(v) any such member of the Wider Amstrad Group ceasing to be able to carry on business under any name under which it presently does so;

(vi) the financial or trading position or prospects of any member of the Wider Amstrad Group being prejudiced or adversely affected; or

(vii) the creation of any liability (actual or contingent) by any such member,

and no event having occurred which, under any provision of any agreement, arrangement, licence or other instrument to which any member of the Wider Amstrad Group is a party or by or to which any such member or any of its assets may be bound or be subject, could result in any events or circumstances as are referred to in subparagraphs (i) to (vii) of this paragraph (e) in any case where such result would be material in the context of the Wider Amstrad Group taken as a whole;

(f) except as publicly announced by Amstrad by the delivery of an announcement to a Regulatory Information Service or fairly disclosed by Amstrad to the Offeror or its advisers, in each case prior to the date of this announcement, no member of the Wider Amstrad Group having since 31 December 2006:

(i) issued or agreed to issue or authorised the issue of additional shares of any class, or securities convertible into, or rights, warrants or options to subscribe for or acquire, any such shares or convertible securities (save as between Amstrad and wholly-owned subsidiaries of Amstrad or upon the exercise of rights to subscribe for Amstrad Shares pursuant to options granted under the Amstrad Share Option Scheme before the date of this announcement) or redeemed, purchased or reduced any part of its share capital;

(ii) sold or transferred or agreed to sell or transfer any treasury shares;

(iii) recommended, declared, paid or made or proposed to recommend, declare, pay or make any bonus, dividend or other distribution, whether payable in cash or otherwise, other than a distribution by any wholly-owned subsidiary of Amstrad;

(iv) implemented or authorised any merger or demerger or acquired or disposed of or transferred, mortgaged or charged, or created any other security interest over, any asset or any right, title or interest in any asset (including shares and investments) (other than in the ordinary course of trading) which, in each case, is material in the context of the Wider Amstrad Group taken as a whole;

(v) implemented or authorised any reconstruction, amalgamation, scheme or other transaction or arrangement (otherwise than in the ordinary course of business) which in each case is material in the context of the Wider Amstrad Group taken as a whole;

(vi) made or authorised any change in its loan capital or issued or authorised the issue of any debentures or incurred or increased any indebtedness or contingent liability which in each case is material in the context of the Wider Amstrad Group taken as a whole;

(vii) entered into, varied or terminated, or authorised the entry into, variation or termination of, any contract, commitment or arrangement (whether in respect of capital expenditure or otherwise) which is outside the ordinary course of business or which is of a long-term, onerous or unusual nature or magnitude or which involves or could involve an obligation of a nature or magnitude which is material in the context of the Wider Amstrad Group taken as a whole;

(viii) entered into any contract, commitment or arrangement which would be materially restrictive on the business of any member of the Wider Amstrad Group or the Wider Sky Group;

(ix) been unable, or admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business;

(x) taken any corporate action or had any legal proceedings started or threatened against it for its winding-up (voluntary or otherwise), dissolution or reorganisation (or for any analogous proceedings or steps in any jurisdiction) or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer (or for the appointment of any analogous person in any jurisdiction) of all or any of its assets and revenues;

(xi) waived, compromised or settled any claim otherwise than in the ordinary course of business or in a manner or on terms that are material in the context of the Wider Amstrad Group taken as a whole;

(xii) entered into or varied in any material respect the terms of any service agreement or arrangement with any director or senior executive of Amstrad;

(xiii) entered into any trust deeds constituting pension schemes established for its directors and/or employees and/or their dependants; or

(xiv) entered into any contract, commitment or arrangement or passed any resolution or made any offer (which remains open for acceptance) with respect to, or proposed or announced any intention to effect or propose, any of the transactions, matters or events referred to in this condition in any case which is material in the context of the Wider Amstrad Group taken as a whole;

(g) since 31 December 2006, except as publicly announced by Amstrad by the delivery of an announcement to a Regulatory Information Service or fairly disclosed by Amstrad to the Offeror or its advisers, in each case prior to the date of this announcement:

(i) no adverse change having occurred in the business, assets, financial or trading position or profits or prospects of any member of the Wider Amstrad Group which is material in the context of the Wider Amstrad Group taken as a whole;

(ii) no litigation, arbitration proceedings, prosecution or other legal proceedings having been threatened, announced, instituted or remaining outstanding by, against or in respect of any member of the Wider Amstrad Group or to which any member of the Wider Amstrad Group is a party (whether as plaintiff or defendant or otherwise) and no investigation by any Relevant Authority or other investigative body against or in respect of any member of the Wider Amstrad Group having been threatened, announced, instituted or remaining outstanding by, against or in respect of any member of the Wider Amstrad Group to an extent that is material in the context of the Wider Amstrad Group taken as a whole; and

(iii) no contingent or other liability having arisen which would or might reasonably be expected to adversely affect any member of the Wider Amstrad Group in a way which is material in the context of the Wider Amstrad Group taken as a whole;

(h) the Offeror not having discovered that, except as publicly announced by Amstrad by the delivery of an announcement to a Regulatory Information Service or fairly disclosed by Amstrad to the Offeror or its advisers, in each case prior to the date of this announcement:

(i) any financial, business or other information publicly disclosed at any time by any member of the Wider Amstrad Group is misleading, contains a misrepresentation of fact or omits to state a fact necessary to make the information contained therein not misleading which in any case is material and adverse to the financial or trading position of the Wider Amstrad Group taken as a whole;

(ii) any member of the Wider Amstrad Group is subject to any liability, contingent or otherwise, which is not disclosed in the Annual Report and Accounts of Amstrad for the year ended 30 June 2006 or in the interim report for the six months to 31 December 2006 and which is material in the context of the Wider Amstrad Group taken as a whole;

(iii) any past or present member of the Wider Amstrad Group has failed to comply with any applicable legislation or regulations of any jurisdiction or any notice or requirement of any Relevant Authority with regard to the storage, disposal, discharge, spillage, release, leak or emission of any waste or hazardous or harmful substance or any substance likely to impair the environment or harm human or animal health or otherwise relating to environmental matters or that there has otherwise been any such storage, disposal, discharge, spillage, release, leak or emission (whether or not the same constituted non-compliance by any person with any such legislation or regulation, and whenever the same may have taken place), any of which non compliance would be likely to give rise to any liability (whether actual or contingent) or cost on the part of any member of the Wider Amstrad Group and which is material in the context of the Wider Amstrad Group taken as a whole; or

(iv) there is or is likely to be any obligation or liability (whether actual or contingent) to make good, repair, re-instate or clean up any property now or previously owned, occupied, operated or made use of or controlled by any past or present member of the Wider Amstrad Group under any environmental legislation, regulation, notice, circular or order of any Relevant Authority in any jurisdiction and which is material in the context of the Wider Amstrad Group taken as a whole.

The Offeror reserves the right at its absolute discretion to waive, in whole or in part, all or any of the above conditions, except condition (a).

The Offer will lapse unless all the above conditions are fulfilled or (if capable of waiver) waived or, where appropriate, determined by the Offeror in its reasonable opinion to have been or remain satisfied by midnight on the day which is 21 days after the later of the first closing date of the Offer and the date on which the Offer becomes or is declared unconditional as to acceptances (or such later date as the Offeror may, with the consent of the Panel or in accordance with the Code, decide). The Offeror shall be under no obligation to waive or treat as satisfied any of conditions (b) to (h) inclusive by a date earlier than the date specified above for the satisfaction thereof, notwithstanding that the other conditions of the Offer may at such earlier date have been waived or fulfilled and that there are at such earlier date no circumstances indicating that any of such conditions may not be capable of fulfilment.

If Sky or the Offeror is required by the Panel to make an offer for any Amstrad Shares under Rule 9 of the Code, Sky or the Offeror (as the case may be) may make such alterations to the above conditions as are necessary to comply with that Rule.

The Offer will lapse (unless the Panel otherwise consents) if, before the first closing date of the Offer or the date when the Offer becomes or is declared unconditional as to acceptances (whichever is the later), the Offer, or any aspect of it, is referred to the Competition Commission.

If the Offer lapses, the Offer will cease to be capable of further acceptance and those Amstrad Shareholders who have, as at the time of such lapse, accepted the Offer shall then cease to be bound by their acceptances of the Offer submitted at or before the time when the Offer lapses.

The Offer will be governed by English law and be subject to the jurisdiction of the English Courts.



Appendix 2

Irrevocable Undertakings and Letter of Intent to Accept the Offer
1.                  Irrevocable undertakings

Amstrad Shareholder                                                    Number of Amstrad Shares

providing the irrevocable undertaking
Amshold Limited*                                                       23,026,313
Simon Sugar                                                            100,000
Martin Bland                                                           69,000
Ian Saward                                                             10,000
John Beattie                                                           1,000
Jeoff Samson                                                           3,074
Margaret Mountford                                                     10,000
Claude Littner                                                         9,500
Herald Investment Management Limited                                   6,131,597


*Amshold Limited is a company controlled by Sir Alan Sugar



In respect of the undertakings given by Amshold Limited and the Amstrad Directors, these undertakings will cease to be binding only if the Offer lapses or is withdrawn and remain binding in the event that a third party makes a higher competing offer for Amstrad.



In respect of the undertaking from Herald Investment Management Limited, this undertaking will cease to be binding if the Offer lapses or is withdrawn or if a third party makes or announces an offer for Amstrad on terms which represent a value which is at least 10 per cent. higher than the value of the Offer.


2.                  Letter of intent

Amstrad Shareholder

providing the letter of intent                      Number of Amstrad Shares
Schroder Investment Management Limited

                                                    7,945,613

Appendix 3

Definitions

In this announcement, the following expressions have the following meanings unless the context otherwise requires:

Australia                   the Commonwealth of Australia, its states, territories and possessions
Board                       the Board of directors of Sky, Sky Digital Supplies or Amstrad (as the case may be)
business day                any day, other than a Saturday, Sunday or public or bank holiday, on which banks are generally open for business in the City of London
Canada                      Canada, its provinces, territories and all areas subject to its jurisdiction and any political sub-division thereof
Amstrad                     Amstrad plc of Brentwood House, 169 Kings Road, Brentwood, Essex CM14 4EF
Amstrad Directors           the directors of Amstrad
Amstrad Group               Amstrad and its subsidiary undertakings
Amstrad Optionholders       the participants in the Amstrad Share Option Scheme
Amstrad Share Option Scheme the 1997 Performance Related Share Option Scheme
Amstrad Shareholders        the holders of Amstrad Shares
Amstrad Shares              the existing unconditionally allotted or issued and fully paid ordinary shares of 10 pence each in the capital of Amstrad and any further such shares which are unconditionally allotted or issued fully paid prior to the date that the Offer closes (or such earlier date as Sky Digital Supplies may, with the Panel's consent and subject to the Code, decide)
Closing Price               the closing middle market price of an Amstrad Share on a particular day as derived from the Daily Official List
Code                        the City Code on Takeovers and Mergers
Daily Official List         the daily official list of the London Stock Exchange
DTH                         direct to home satellite television
EMS                         electronics manufacturing services
Form of Acceptance          the form of acceptance, authority and election relating to the Offer which accompanies the Offer Document
Japan                       Japan, its cities, prefectures, territories and possessions
LIBOR                       London Inter-Bank Offered Rate for six month sterling deposits
Listing Rules               the Listing Rules of the UK Listing Authority
Loan Note Alternative       the loan note alternative whereby eligible Amstrad Shareholders who validly accept the Offer may elect to receive Loan Notes in lieu of all or part of the cash consideration to which they would otherwise have been entitled under the Offer
Loan Notes                  the unsecured guaranteed loan notes of GBP1 each of Sky Digital Supplies to be issued pursuant to the Loan Note Alternative
London Stock Exchange       London Stock Exchange plc
Merrill Lynch               Merrill Lynch International of Merrill Lynch Financial Centre, 2 King Edward Street,
                            London EC1A 1HQ
Offer Document              the document sent to Amstrad Shareholders (and, for information only, to Amstrad
                            Optionholders) containing the terms and conditions of the Offer
Offer                       the offer being made by Sky Digital Supplies to acquire the entire issued and to be issued share capital of Amstrad on the terms and subject to the conditions set out in the Offer Document and the Form of Acceptance (including, where the context so requires, the Loan Note Alternative and any subsequent revision, variation, extension or renewal of such offer)
Offeror                     Sky Digital Supplies
Official List               the official list maintained by the UK Listing Authority
Panel                       The Panel on Takeovers and Mergers
PVR                         personal video recorder
Regulatory Information      any of the services set out in Appendix 3 to the Listing Rules from time to time
Service
Restricted Overseas Persons a person (including an individual, partnership, unincorporated syndicate, limited liability company, unincorporated organisation, trust, trustee, executor, administrator or other legal representative) in, or resident in, or any person whom
                            Sky Digital Supplies believes to be in, or resident in, or with a registered address in the United States, Australia, Canada, New Zealand or Japan and any custodian, nominees or trustee holding Amstrad Shares for persons in such jurisdictions and persons in any other jurisdiction (other than persons in the UK) whom Sky Digital
                            Supplies is advised to treat as restricted overseas persons in order to observe the laws of such jurisdiction or to avoid the requirement to comply with any governmental or other consent or any registration, filing or other formality which
                            Sky Digital Supplies regards as unduly onerous
Rothschild                  NM Rothschild & Sons Limited of New Court, St. Swithin's Lane, London EC4P 4DU
Sky                         British Sky Broadcasting Group plc of Grant Way, Isleworth, Middlesex TW7 5QD
Sky Digital Supplies        Sky Digital Supplies Limited, a wholly-owned subsidiary of Sky
Sky Group                   Sky and its subsidiary undertakings
SMS                         short message service
UK Listing Authority        the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000
United Kingdom or UK        the United Kingdom of Great Britain and Northern Ireland
United States or US         the United States of America, its territories and possessions, any State of the
                            United States of America and the District of Columbia, and all other areas subject to its jurisdiction
US person                   a US person as defined in Regulation S under the United States Securities Act of
                            1933, as amended
Wider Amstrad Group         means Amstrad and its subsidiary undertakings, associated undertakings and any other undertakings in which Amstrad and such undertakings (aggregating their interests)
                            have a substantial interest
Wider Sky Group             means Sky and its subsidiary undertakings, associated undertakings and any other undertakings in which Sky and such undertakings (aggregating their interests) have a substantial interest

In this announcement, the singular includes the plural and vice versa, unless the context otherwise requires.

For the purposes of this announcement, subsidiary, subsidiary undertaking, undertaking and associated undertaking have the meanings given by the Companies Act 1985 (but for this purpose ignoring paragraph 20(1)(b) of Schedule 4A of the Companies Act 1985) (and substantial interest means a direct or indirect interest in 20 per cent. or more of the equity capital of an undertaking).



--------------------------


(1) This statement does not constitute a profit forecast and should not be interpreted to mean that earnings per share for the financial year ending 30 June 2008 or any subsequent financial period will necessarily be greater than those for any preceding financial period.

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 31 July, 2007                   By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary